UNITED STATE SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

DIGITAL DEVELOPMENT PARTNERS INC.

(Exact Name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	000-52828 (Commission File Number)	98-0521119 (IRS Employer Identification No.)

17800 Castleton Street, Suite 300

City of Industry, California 91748

(Address, including zip code, of principal executive offices)

(626) 581-3335

(Registrant’s telephone number, including area code)

December 17, 2019

DIGITAL DEVELOPMENT PARTNERS, INC.

17800 Castleton Street, Suite 300

City of Industry, California 91748

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder,

Notice of Change in the Composition of the Board of Directors.

December 17, 2019

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about December 17, 2019, to holders of record on December 17, 2019 (the “Record Date”), of shares of common stock (“Common Stock”) of Digital Development Partners, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being filed with the Securities and Exchange Commission (“SEC”) on December 17, 2019.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company (the “Board”), pursuant to a change of control of the Company. On December 12, 2019, the Company, Bird Acquisition Corp., a wholly-owned subsidiary of the Company (“BAC”), and Black Bird Potentials Inc., a Wyoming corporation (“Black Bird”), entered into an Plan and Agreement of Merger (the “Agreement”), pursuant to which Black Bird is to merge into BAC in exchange for shares of the Company’s common stock. Following the contemplated merger transaction, the Black Bird shareholders will own approximately 80% of the Company’s common stock and the Company shareholders will own approximately 20%.

The change in directors is expected to occur as soon as possible after the effective date of the Agreement, after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1. It is expected that the effective date of the Agreement will be on or about December 31, 2019.

A copy of the Agreement was filed as an exhibit to a Current Report on Form 8-K filed by the Company on December 13, 2019.

Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on December 31, 2019, that will result in a change of control of the Company. It also contains certain biographical and other information concerning the current and expected executive officers and directors of the Company. Additional information about the Company and the matters described herein are contained in the Company’s Current Report on Form 8-K which was filed with the SEC on December 13, 2019. The Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K, and the Company’s other public filings, may be obtained from the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

The Company has one class of outstanding securities, common stock, par value $0.00001 per share, of which 85,970,665 shares were outstanding as of the close of business on the Record Date. Each share of common stock entitles the holder thereof to one vote on each matter put to a vote of shareholders.

CHANGE OF CONTROL

The following summary of the Agreement is qualified in its entirety by references to the Agreement, a copy of which has been filed as an exhibit to the Company’s Current Report on Form 8-K dated December 13, 2019.

General

The Agreement was entered into on December 12, 2019. Pursuant to the Agreement, the Company will acquire 100% of the issued and outstanding shares of capital stock of Black Bird and its business operations through a statutory merger of Black Bird Potentials Inc., a Wyoming corporation, with and into BAC, a wholly-owned subsidiary of the Company, with BAC as the surviving corporation and remaining a wholly-owned subsidiary of the Company. At the effective time of this merger, all of the issued and outstanding shares of capital stock in Black Bird will be converted into the right to receive shares of common stock of the Company (each, a “New Share”) and all of the Company’s business operations will be the operations of Black Bird. New Shares will constitute 80% of the issued and outstanding shares of the Company’s common stock immediately after the consummation of the transactions contemplated by the Merger Agreement.

Control of the Company

As of the Record Date, 85,970,665 shares of the Company’s common stock were issued and outstanding. No options to purchase shares are issued or outstanding.

Pursuant to the terms of the Merger Agreement, including certain debt forgiveness agreements and a cancellation of stock agreement:

     •      the Company will cancel 79,265,000 shares of its common stock currently owned by its majority shareholder, EFT Holdings, Inc., pursuant to a cancellation of stock agreement;

     •      the Company will issue 18,221,906 shares of its common stock to its majority shareholder, EFT Holdings, Inc., in payment of $894,454 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement;

     •      the Company will issue 2,240,768 shares of its common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement;

     •      the Company will issue 2,831,661 shares of its common stock to a related party, Astonia LLC, in payment of $138,997 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement; and

     •      the Company will issue 120,000,000 shares of its common stock to the shareholders of Black Bird, which shares shall represent 80% of all shares of Company common stock issued and outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

The current shareholders of Black Bird will, therefore, acquire control of the Company from the Company’s current shareholders immediately upon the consummation of the transactions contemplated by the Merger Agreement.

Prior to the merger transaction, EFT Holdings, Inc. holds 92.20% of the Company’s issued and outstanding common stock and, thus, has control of the Company, which control will be transferred to the Black Bird shareholders immediately upon the consummation of the transactions contemplated by the Merger Agreement.

CHANGES TO THE BOARD OF DIRECTORS

The directors of the Company are currently Jack Jie Qin and William E. Sluss. Following the merger transaction, Messrs. Qin and Sluss are to remain as directors of the Company.

Immediately upon the consummation of the transactions contemplated by the Merger Agreement, three individuals, Fabian G. Deneault and Eric Newlan, each of whom is a current director of Black Bird, and L. A. Newlan, Jr., the father of Eric Newlan, will become directors of the Company (Messrs. Deneault, Newlan and Newlan are referred to as the “Incoming Directors”).

The change in the Company’s Board of Directors is expected to occur immediately following the effective date of the Merger Agreement, a date expected to be December 31, 2019.

Incoming Directors

Black Bird has advised us that, to the best of its knowledge, none of the Incoming Directors has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC; provided, however, that the law firm of Eric Newlan and L. A. Newlan, Jr., Newlan & Newlan, Ltd., has served as securities counsel to the Company during 2019.

Black Bird has further informed us that, to the best of its knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Incoming Directors are as follows:

Name	Age	Anticipated Position(s) with the Company
Fabian G. Deneault	52	Director, Chairman of the Board, President
Eric Newlan	57	Director, Vice President, Secretary
L. A. Newlan, Jr.	85	Director

Fabian G. Deneault is a founder of Black Bird and has served as President and as a Director since its inception in October 2018. Since January 2017, Mr. Deneault has owned and operated Grizzly Creek Medical Cannabis, a proprietorship licensed as a medical marijuana dispensary in the State of Montana. Since June 2016, Mr. Deneault has been President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of Black Bird. From 2014 through April 2016, Mr. Deneault owned and operated PetroXg3 LLC, a purveyor of environmentally-friendly products. For more than 10 years prior to that, Mr. Deneault was engaged in petrochemical sales.

Eric Newlan is a founder of Black Bird and has served as Vice President, Secretary and as a Director since its inception in October 2018. Since 1987, Mr. Newlan has been a shareholder in the Flower Mound, Texas, law firm of Newlan & Newlan, Ltd., a firm engaged principally in the area of securities regulation, as well as general business counsel. Since June 2016, Mr. Newlan has been Vice President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of Black Bird. From October 2012 to October 2015, Mr. Newlan served as a director, and from April to October 2015, Mr. Newlan served as CEO, of Green Life Development, Inc., a Las Vegas, Nevada-based a purveyor of environmentally-friendly products. Mr. Newlan earned a B.A. degree in Business from Baylor University, Waco, Texas, and a J.D. degree from the Washburn University School of Law, Topeka, Kansas. Mr. Newlan is a member of the Texas Bar.

L. A. Newlan, Jr. was born in Morristown, New Jersey. After a public school education in Daytona Beach, Florida, he served a three-year tour of duty in the United States Marine Corps, from 1953-1956. Mr. Newlan earned a B.A. in Political Science from the University of California at Los Angeles, in 1961, and a J.D. degree from Loyola University of Los Angeles School of Law, Los Angeles, California, in 1964. He has engaged in the private practice of law in California (1965-1977), Kansas (1977-1984) and Texas (1984-Present). Since 1987, Mr. Newlan has been a shareholder in the Flower Mound, Texas, law firm of Newlan & Newlan, Ltd., a firm engaged principally in the area of securities regulation, as well as general business counsel. In addition to the practice of law, during his career, Mr. Newlan has engaged in business in the oil and gas industry, international construction and engineering and alcoholic beverage distribution. Mr. Newlan is a member of the Texas Bar.

Current Directors and Executive Officers

The following sets forth the current officers and directors of the Company, as well as their positions with the Company immediately following the effective date of the Merger Agreement.

Name	Age	Current Position(s)	Post-Merger Position(s)
Jack Jie Qin	60	Director, President	Director
William E. Sluss	63	Director, Chief Financial Officer, Secretary	Director, Chief Financial Officer

Jack Jie Qin has been the Company’s President, Chief Executive Officer, Secretary and Director since February 2010. Mr. Qin has been EFT Holdings, Inc.’s President, Chief Executive Officer and Chairman of its Board of Directors since November 2007. Since 2002, Mr. Qin has been the President of EFT Inc. From July 1998 to December 2002, Mr. Qin was the President of eFastTeam International, Inc. located in Los Angeles, California. Between June 1992 and December 1997 Mr. Qin was the President of LA Import & Export Company, also located in Los Angeles, California. In May 1991, Mr. Qin earned an MBA degree from Emporia State University (Emporia, Kansas). In May 1982, Mr. Qin graduated from Jiangxi Engineering Institute in Nanchang, China, with a major in Mechanical Engineering.

William E. Sluss has been the Company’s Principal Financial and Accounting Officer since January 2011. Between August 2010 and January 2011, Mr. Sluss assisted the Company with its accounting and financial reporting. Between 2008 and 2010, Mr. Sluss was the Chief Financial Officer for AcccuForce Staffing Services in Kingsport, Tennessee. Between 2002 and 2008 Mr. Sluss was the Chief Financial Officer and Treasurer for Studsvik, Inc., a nuclear services company based in Erwin, Tennessee. Mr. Sluss is a certified public accountant and received his Bachelor of Science degree in accounting from the University of Virginia’s College at Wise (Wise, Virginia) in 1990.

Meetings and Committees of the Board of Directors

Meetings of the Board of Directors. The Company’s Board of Directors did not meet during the fiscal year ended December 31, 2018. Rather, the Board of Directors considered and acted on various matters, including the Merger Agreement, through written action in lieu of meetings.

Audit Committee. The Company’s Board of Directors does not have a standing Audit Committee.

Nominating Committee. The Company’s Board of Directors does not have a standing Nominating Committee. As the Company has had no operations over the last several years, no new directors have been nominated for election. For this reason, (1) there is no established policy with regard to the nomination of candidates recommended by shareholders; (2) there has been no specific minimum qualifications standard established; (3) there has not been developed a policy relating to specific qualities or skills believed to be necessary for a member of the Company’s Board of Directors to possess; and (4) there is no established process for identifying and evaluating nominees for director. No director of the Company is “independent.”

Compensation Committee. The Company’s Board of Directors does not have a standing Compensation Committee.

Communications. The Company’s shareholders are welcome to send communications to the Board of Directors or any individual director c/o the Company, 17800 Castleton Street, Suite 300, City of Commerce, California 91748. All such communications will be forwarded directly to the specified director or to the entire Board of Directors, as applicable. The members of the Board of Directors are expected to attend all future annual meetings, when held. In the past several years, the Company has not held annual meetings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors’ Compensation

Since the Company’s inception, no director has been compensated for his or her services as a director of the Company.

Executive Compensation

Compensation Summary. The following table summarizes information concerning the compensation awarded, paid to or earned by, the Company’s executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com- pensation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Jack Jie Qin	2018	---	---	---	---	---	---	---	---
President	2017	---	---	---	---	---	---	---	---

William E. Sluss	2018	37,000	---	---	---	---	---	---	37,000
Chief Financial Officer and Secretary/Treasurer	2017	37,000	---	---	---	---	---	---	37,000

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the Record Date, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unex-ercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jack Jie Qin	---	---	---	---	n/a	---	n/a	---	---
William E. Sluss	---	---	---	---	n/a	---	n/a	---	---

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. The Company is required to disclose whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner. The Company believes that, as of the date of this Information Statement no officer, director and person owning more than 10 percent of equity securities subject to such reporting obligations has satisfied any Section 16(a) filing requirements.

TRANSACTIONS WITH RELATED PARTIES

Incoming Directors

The Incoming Directors have an interest in the Merger Agreement and related transactions involving the Company and Black Bird, in that they collectively own, directly or indirectly, 75.33% of the issued and outstanding shares of common stock of Black Bird and 100% of the issued and outstanding shares of preferred stock of Black Bird.

Loans from Related Parties

As of the date of this Information Statement, the Company had outstanding loan balances due to related parties, as follows:

Name of Lender	Principal Amount Due	Accrued Interest Amount Due	Total Amount Due
EFT Holdings, Inc.*	$642,692	$251,762	$894,454
EF2T, Inc.	$105,250	$4,742	$109,992
Astonia LLC	$137,000	$1,997	$138,997

*	EFT Holdings is the Company’s majority shareholder.

Debt Forgiveness Transactions with Related Parties Related to Merger Agreement

Pursuant to the terms of the Merger Agreement, the Company has entered into debt forgiveness agreements with related parties, as follows:

     •      EFT Holdings, Inc.: the Company will issue 18,221,906 shares of its common stock to its majority shareholder, EFT Holdings, Inc., in payment of $894,454 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

     •      EF2T, Inc.: the Company will issue 2,240,768 shares of its common stock to a related party, EF2T, Inc., in payment of $109,992 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

     •      Astonia LLC: the Company will issue 2,831,661 shares of its common stock to a related party, Astonia LLC, in payment of $138,997 of indebtedness, principal and accrued interest, pursuant to a debt forgiveness agreement.

Cancellation of Stock Transaction with Related Party Related to Merger Agreement

Pursuant to the terms of the Merger Agreement, the Company has entered into cancellation of stock agreement with its majority shareholder, EFT Holdings, Inc., whereby the Company is to cancel 79,265,000 shares of its common stock currently owned by EFT Holdings, Inc..

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date

The following table sets forth, as of the Record Date, information regarding beneficial ownership of the Company’s capital stock by (a) each person, or group of affiliated persons, known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company’s voting securities; (b) each of the Company’s directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying warrants and other convertible securities held by that person are deemed to be outstanding if the warrants or other convertible securities are exercisable within 60 days of the date of this Information Statement. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect a person’s actual voting power at any particular date. Except as indicated in the footnotes below, the Company believes, based on information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the shareholders in the table below is c/o Digital Development Partners, Inc., 17800 Castleton Street, Suite 300, City of Industry, California 91748.

	Beneficially Owned
Name and Address of Beneficial Owner	Shares	Percent (1)

Executive officers and directors

All directors and executive officers, as a group (2 persons)	---	0.00%

5% Owners

EFT Holdings, Inc.	79,265,000	92.20%

(1)	Based on 85,970,665 shares issued and outstanding.

After the Merger

The following table sets forth information regarding beneficial ownership of the Company’s capital stock immediately following the closing under the Merger Agreement by (a) each person, or group of affiliated persons, expected by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company’s voting securities; (b) each of the Company’s prospective directors; (c) each of the named prospective executive officers; and (d) all prospective directors and executive officers as a group.

	Beneficially Owned
Name and Address of Beneficial Owner	Shares	Percent (1)

Executive officers and directors

Jack Jie Qin	18,221,906 (2)	12.14%
William E. Sluss	1,000,000	*
Fabian G. Deneault	45,400,000	30.27%
Eric Newlan	22,500,000	15.00%
L. A. Newlan, Jr.	22,500,000	15.00%
Officers and directors, as a group (5 persons)	109,221,906	72.81%

5% Owners

EFT Holdings, Inc. (3)	18,221,906	12.14%

*	Less than 1%.
(1)	Based on 150,000,000 shares issued and outstanding.
(2)	These shares are owned by EFT Holdings, Inc., of which entity the Company’s President, Jack Jie Qin, is President and a director.
(3)	The Company’s President, Jack Jie Qin, is the President and a director of this entity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGITAL DEVELOPMENT PARTNERS, INC.

By:	/s/ JACK JIE QIN
Jack Jie Qin
President

December 17, 2019